Exhibit 99.1

Cardiome Receives Notice of Compliance from Health Canada for its BRINAVESS NDS

NASDAQ: CRME TSX: COM

VANCOUVER, March 14, 2017 /CNW/ - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) announced today that it received a Notice of Compliance for BRINAVESS® (vernakalant hydrochloride, IV) from Health Canada, which enables Cardiome to begin commercializing BRINAVESS® in Canada. BRINAVESS® is indicated for the rapid conversion of recent onset atrial fibrillation ("AF") to sinus rhythm for: non-surgery patients with AF ≤ 7 days; and post-cardiac surgery patients with duration of AF ≤ 3 days. BRINAVESS® is not recommended for conversion of atrial flutter to sinus rhythm.

"We are pleased and excited to have received the Notice of Compliance for BRINAVESS® from Health Canada," said William Hunter, MD, CEO and President of Cardiome. "This is a very proud moment for the company since BRINAVESS® was discovered in Canada by Canadian researchers who had the goal of making this drug available in their own backyard. We have built a pharmaceutical company focused on bringing compelling medicines to acute care physicians in hospitals around the world, and we can finally say that BRINAVESS® will be made available to Canadian hospitals to treat patients who suffer from acute onset atrial fibrillation. It has been a long road for us to get to this point but we are very gratified now that we are here."

Commenting on the Notice of Compliance for BRINAVESS®, Jonathan Mather, Director and Global Head of Regulatory Affairs of Cardiome said, "This is an exciting moment for Cardiome as the Canadian market was one of the few remaining major markets in the world where BRINAVESS® was not yet approved for sale. We are pleased that Health Canada believed, as we do, that BRINAVESS® provides an attractive alternative to the currently available treatment options of recent onset atrial fibrillation. Our commercial team expects to begin detailing BRINAVESS® to our hospital customers during the second quarter, positioning us for commercial sales beginning in the third quarter."

Atrial Fibrillation affects approximately 350,000 persons in Canada.1

Cardiome would also like to provide an update on ongoing vernakalant IV discussions with the U.S. Food and Drug Agency. A Type A meeting is now scheduled during April and Cardiome's management expects feedback from that meeting during its second quarter of 2017. Vernakalant IV has been on clinical hold in the United States since 2010.

References:

1.	Heart and Stroke Foundation of Canada. http://www.heartandstroke.ca/heart/conditions/atrial-fibrillation

About BRINAVESS®
BRINAVESS® (vernakalant HCl) is an antiarrhythmic drug that acts preferentially in the atria by prolonging atrial refractoriness and slowing impulse conduction in a rate-dependent fashion. BRINAVESS® is approved for marketing in Europe, Canada, and several other countries worldwide. In Europe it is approved for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults: 1) for non-surgery patients: atrial fibrillation ≤ 7 days duration; and 2) for post-cardiac surgery patients: atrial fibrillation ≤ 3 days duration.  Vernakalant IV is not approved for use in the United States.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of innovative therapies that will improve the quality of life and health of patients suffering from disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS® (vernakalant IV), approved in Europe, Canada, and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner Amomed in select European markets. Cardiome has also licensed: XYDALBA™ (dalbavancin hydrochloride), a second generation, semi-synthetic lipoglycopeptide approved in the EU for the treatment of acute bacterial skin and skin structure infections (ABSSSI) in adults for select European and Middle Eastern nations and Canada from Allergan; and TREVYENT®, a development stage drug device combination that is under development for Pulmonary Arterial Hypertension for Europe, the Middle East and for Canadian markets from SteadyMed Therapeutics.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions.  Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2017 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

SOURCE Cardiome Pharma Corp.

To view the original version on PR Newswire, visit: http://www.newswire.ca/en/releases/archive/March2017/14/c5135.html

%CIK: 0001036141

For further information: David Dean, Cardiome Business Development and Investor Relations, (604) 677-6905 ext 311 or Toll Free: 1-800-330-9928, Email: ddean@cardiome.com

CO: Cardiome Pharma Corp.

CNW 15:02e 14-MAR-17